Old Glory Holding Company

3401 NW 63rd Street, Suite 600

Oklahoma City, OK 73116

November 5, 2024

Mr. Robert Arzonetti

US Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Re:	Old Glory Holding Company
Offering Statement on Form 1-A
File No. 024-12512

Dear Robert:

Thank you for your letter dated October 23, 2024, relating to our issuance of Class B Common Stock in Old Glory Holding Company, a Delaware Corporation (the “Company”).

Thank you for the thorough review by you and your colleagues. We are grateful for your comments, especially with regard to our oversights and typos.

Accompanying this letter is a red-line of our Amendment to our Form 1-A, dated November 5, 2024. You will notice that a large block of our changes is the addition of our Interim Financial Statements, for the period 1-1-24 to 6-30-24.

In response to your questions and comments, here are our responses, which follows the same number sequence in your letter.

Offering Statement on Form 1-A

1.	We corrected this typo in Exhibit 11.1.

2.	This website at own.oldglorybank.com is a place-holder until it launches live. This website does not solicit interest, including (without limitation) (i) does not have a reservation list, (ii) does not ask for any investor information, (iii) does not request any feedback or other information about whether anyone would be interested in participating in any offering, and (iv) merely provided a correct statement that the Company has filed an Offering Circular under Regulation A (which is available on EDGAR). That said, we have now removed even that statement and no longer reference that the Company has filed an Offering Circular under Regulation A which is available on EDGAR.

3.	Attached hereto as Exhibit A is a copy of (i) the T&Cs for the Portal, (ii) the Privacy Policy for the Portal, and (iii) screen shots of the Portal that will be accessible when “live.”

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4.	We corrected this typo. SEC’s clarification indicated that this was meant to refer to Item 6 in Form 1-A. We have confirmed that the share count used was appropriate for the timeframe of lookback requested, although that figure has been updated to reflect our latest Reg D offering.

5.	We added this language to the cover page, with reference to the existing disclosure on page 61.

6.	We made this requested change to page 1.

7.	We made this requested change to page 2.

8.	We agree with your assessment and removed the language regarding “no obligation to update” in two instances on page 3.

9.	We made this requested change on page 5.

10.	We modified this language and/or added appropriate qualifiers, as found in several instances on pages 4, 5, and 85.

11.	We added additional clarifying language around these assertions, including on pages 4, 40 and 85.

12.	We added additional clarifying language around this assertion on page 5.

13.	We added expanded and clarified the meaning around these concepts on page 5.

14.	We added additional language around the Consent Order, as found on pages 15, 101 and 102.

15.	We added language on page 8 that confirmed we will use an advisor to determine the redemption price.

16.	We made this requested change on page 11.

17.	We made this requested change on page 11.

18.	We made this requested change on page 14.

19.	We made this requested change on page 27.

20.	We made this requested change on page 27.

21.	We made this requested change on page 28.

22.	We made this requested change in various locations, including on pages 28, 73 and 80.

23.	We made this requested change in various locations, including on pages 40 and 41.

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24.	We made this requested change on pages 36 and 66.

25.	We made this requested change on page 37.

26.	We made this requested change on page 37.

27.	We made this requested change on page 40.

28.	We made this requested change on page 41.

29.	We made this requested change on page 43.

30.	We made this requested change. With regard to the external account linkage capability that can be utilized through our online and mobile banking app (further described in our Offering Circular on pages 47 and 52), our technology partner Q2 provides administrative access to those external balances of our customers. Attached as Exhibit B is an example of the reporting that we can access at any time.

31.	We made this requested change on page 47.

32.	We made this requested change on page 48.

33.	We made this requested change on pages 47 and 52.

34.	We made this requested change on page 55.

35.	We made this requested change on page 58.

36.	We provided greater detail on historical performance, as described in pages 67 to 71.

37.	We provided greater detail on projections, as provided on pages 85 to 87.

38.	We made this requested change on pages 87 and 88.

39.	We made this requested change on pages 89 to 95.

40.	We made this requested change on page 97.

41.	We made this correction on pages 28 and 97.

42.	We added clarifying language and made other changes on pages 101 and 103.

43.	We made this requested change to Section 3.4 of the Subscription Agreement (Exhibit 4.1) and on page 31.

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44.	We did consider Regulation C, Rule 405, and Article 8 of Regulation S-X, plus consulted with outside legal counsel and our audit firm. We are of the view that under Regulation C, Rule 405, financial statements of a “predecessor” are not required except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant’s own operations before the succession appear insignificant relative to the operations assumed or acquired. The activities and operations of Old Glory Holding Company were both significant and materially larger than that of First State Bank (FSB).

a.	Old Glory Holding Company was formed on November 9, 2021 (more than 12 months prior to the acquisition of FSB on November 30, 2022) for the purpose of (i) creating and building the Old Glory Platform (defined below), and (ii) acting as a registered Bank Holding Company under the BCH Act of 1956, which Old Glory Holding company must continue to do following the acquisition of FSB. A Bank Holding Company performs an important and continuing role for a chartered bank and Old Glory Holding Company continues to perform an important role for Old Glory Bank.

b.	Old Glory Holding Company had $17 million in Tier 1 capital when it launched material operations in 2022, which was more than 5 times the amount of capital of FSB (which was $2.96mm).

c.	Old Glory Holding Company had, prior to the acquisition of FSB, and continues to have following the acquisition of FSB, a distinct Board (with the only common board member being Michael P. Ring) and continues to have a distinct regulatory function performing the role of a bank holding company under the 1956 Act, subject to oversight by the Federal Reserve. In this regard, Old Glory Holding Company has been the subject of multiple regulatory examinations and is subject to enforcement actions as a distinct legal entity.

d.	None of the legacy technology, systems, deposit operations, computers, servers, website, name, brand, work-force, debit cards, or policies of FSB are used by the Old Glory Companies, excluding only (i) 2 elderly legacy tellers still working in Elmore City, and (ii) one outdated ATM machine (which will be replaced soon).

e.	Within the Old Glory Platform, we track FSB’s legacy customers as Branch 1 and track all Old Glory Bank’s online customers (acquired post-acquisition using the Old Glory Platform) as Branch 2. Branch 1 has less than 1,000 accounts (after 120 years of operations) and Branch 2 has more than 60,000 accounts (in its first 18 months of operations). This unprecedent growth only occurred because of the Old Glory Platform that was created and deployed by Old Glory Holding Company in 2022, prior to the acquisition of FSB.

f.	During this pre-acquisition period in 2022, Old Glory Holding Company undertook all of the necessary elements to build the Old Glory Platform, including the following:

i.	employed approximately 30 FTEs on payroll;

ii.	conducted technical assessments, reviews, and testing of various core processing systems and customer-facing front-ends for the Old Glory online/mobile banking technology platform (the “Old Glory Platform”);

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iii.	entered into long-term contracts with the three critical Old Glory Platform partners (Q2, FiServ, and Mastercard), which contracts were executed several months prior to the acquisition of FSB, comprised of long-term obligations exceeding $30.0 million, and were contributed to the bank only after the acquisition was complete;

iv.	created, launched, and announced the Old Glory Bank name, logo, and brand; and

v.	engaged national spokespeople and created brand collateral.

g.	In summary, Old Glory Bank is a 50-state “de novo” bank because every material function of Old Glory Bank that exists is because of the work and technology that was created separate and apart from the legacy business of the one-town branch of FSB.

h.	We note that Rule 3-05 is generally not applicable for FSB because Old Glory Holding Company was not a filer when it acquired FSB, and FSB has now been included in Old Glory Holding Company’s Audited Consolidated Financials Statements for a full fiscal year in 2023, plus for 6 months in 2024.

i.	In summary, we believe that not including the pre-acquisition financial information of FSB is the correct reporting and properly reflects the actual consolidated operations of the Old Glory Companies for 2022 and 2023.

45.	We made this requested change on pages 73, 80 and 97.

Again, we thank you and your colleagues for the detailed review of our materials, which we believe we have now addressed. Further, my colleague, Eric Ohlhausen, and I want to thank you for the incredible responsiveness everyone on your group provided to us. Every call and question we had was immediately (and I mean immediately) answered. We were very taken aback with such phenomenal service by your group.

Please let me know if you want to talk through any of our changes.

Sincerely,

Old Glory Holding Company

By:	/s/ Michael P. Ring
Michael P. Ring
President and CEO

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Exhibit A

T&Cs, Privacy Policy, and Portal Screen Shots

See attached.

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Invest Now

Join us now as an owner of Old Glory Bank, and help us strengthen our mission to bring Privacy, Security, and Liberty back to banking in America.

The minimum investment is $63, inspired by Deuteronomy 6:3.

Hear, O Israel, and be careful to observe them, so that you may prosper and multiply greatly in a land flowing with milk and honey, just as the LORD, the God of your fathers, has promised you.

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OLD GLORY BANK
Investment Opportunity

Old Glory Holding Company

Ownership Website TERMS OF USE

own.oldglorybank.com

Updated: October 1, 2024

Welcome to Old Glory Holding Company (“Old Glory” or “we”, “us” or “our”), the bank holding company for Old Glory Bank and we respect your privacy, liberty, and security. These terms of use (these “Terms”) applies to your access and interaction on our website at www.own.oldglorybank.com, along with the features, functionalities, applications, browser extensions and other services available through this website (our “Website”), including (without limitation) our Regulation A (Tier II) Offering described in our Offering Circular available on this Website.

By accessing or using our Website in any way, including, without limitation, accessing any portion of our Website or submitting anything to us through or in connection with our Website, you agree to read, comply with, and be legally bound by: (1) these Terms; (2) any additional terms and conditions agreements, and policies published on our Website or otherwise made available to you that are applicable to your use of our Website, including (without limitation) our Privacy Policy for this website at [link] (collectively, the “Rules”); and (3) any other agreements applicable to your access to or use of our Website, including our Privacy Policy (collectively, the “Additional Agreements”). These Terms, the Rules, and any and all Additional Agreements are collectively referred to in these Terms as the “Agreements”.

REVIEW THESE TERMS CAREFULLY. BY ACCESSING OR USING OUR WEBSITE (IN WHOLE OR IN PART), YOU AGREE TO BE BOUND BY THESE TERMS. IF YOU DO NOT AGREE WITH THESE TERMS YOU ARE NOT ELIGIBLE TO ACCESS OR USE OUR WEBSITE (IN WHOLE OR IN PART). FURTHER, IF YOU ARE NOT ELIGIBLE TO USE OUR WEBSITE PURSUANT TO ANY OF THE OTHER AGREEMENTS, YOU ARE NOT PERMITTED TO ACCESS OR USE OUR WEBSITE AS PROHIBITED

AGREEMENTS

i.	Electronic Delivery. The communications between you and Old Glory use electronic means, whether you access or use our Website or send us emails, or whether we post notices on our Website or communicate with you via email. For contractual purposes, you: (1) consent to receive communications from us in an electronic form; and (2) agree that all terms and conditions, agreements, notices, disclosures, and other communications that we provide to you electronically, including, but not limited to, the Rules, satisfy any legal requirement that such communications would satisfy if they were provided in a hardcopy writing. The foregoing does not affect your non-waivable rights. Without limiting the foregoing, you also give your prior consent in order to use your electronic signature in lieu of using your “wet” traditional written signature.

ii.	Eligibility Representations and Warranties. Without limiting anything set forth in the Agreements, our Website is intended for use solely by individuals who are at least 18 years of age (or age of majority if higher in your place of residence) and are legally permitted to engage in the activities available through our Website. To that end, in addition to anything set forth in the Agreements, by accessing and using our Website, you represent to us that: (1) you are 18 years of age or older (or age of majority or older if higher in your place of residence); (2) you are legally able to enter into contracts; (3) you are not a person barred from receiving or using our Website under federal, state, local or other laws; and (4) you have not previously been suspended or prohibited from using our Website for any reason other than your cancellation of your account on our Website.

iii.	Changes to Terms. We may update or modify these Terms from time to time, with or without providing notice directly to you. We may do so without limitation by updating these Terms on our Website and by publishing a general notice of the update on our Sites. Where required by applicable law, we will provide you with notice of any such changes, either through your account, by email, or other communication methods permitted by law or the Agreements. You can always review the most current version of these Terms by clicking the “Terms of Service” link on this Website. By accessing or using our Website after we have provided notice of any changes to the Terms, you agree to be bound by such modifications.

iv.	Our Rights. We have the right, but not the obligation, to take any of the following actions in our sole discretion without providing any prior notice to you and without liability to you or any third party:

a.	change or terminate all or any part of our Website;

b.	restrict or terminate your access to all or any part of our Website;

c.	refuse, move, or remove anything that is available on our Website; or

d.	deny access to our Website to anyone at any time in our sole and absolute discretion.

v.	Conflicts. In the event of any conflicts between these Terms and any other Agreement, unless otherwise specified in such other Agreement, these Terms shall control.

2.	ACCEPTABLE USE OF OUR WEBSITE

i.	Acceptable Use. Your access to and use of our Website must comply with the following (the “Acceptable Use Restrictions”):

a.	You are only allowed to access and use our Website for its intended purposes, as determined by us in our sole discretion.

b.	You are also prohibited from: (1) reformatting or framing any portion of our Website; (2) using any device, software, or procedure that interferes with, or attempts to interfere with, the normal operation of our Website; (3) taking any action that imposes, or may impose, as determined by us in our sole discretion, an unreasonable or disproportionately large load on our information technology infrastructure; (4) modifying, adapting, translating, disassembling, decompiling, translating or reverse engineering any portion of our Website or otherwise attempting to reconstruct or discover any source code or underlying ideas, algorithms, file formats, or programming interoperability interfaces of our Website; (5) disrupting or otherwise interfering with our Website or the networks or servers we use; (6) impersonating any person or entity or misrepresenting your connection or affiliation with a person or entity; (7) collecting or storing, or attempting to collect or store, personal information about other users of our Website, except as expressly permitted under the applicable Agreements; (8) engaging in any activity that is illegal under federal, state, local, or other laws; (9) creating a false identity on our Website; (10) releasing to any third party information related to your access to or use of our Website for purposes of monitoring our Website’s availability, performance, or functionality, or for any other benchmarking or competitive purposes without our prior written approval; (11) copying our Website, except as expressly permitted under the applicable Agreements; (12) accessing or using our Website in a service bureau or time-sharing environment (including, without limitation, accessing our Website to provide third parties a service consisting solely of the collection and entry of data and other information on our Website); (13) selling, assigning, transferring, sublicensing, pledging, renting, or otherwise sharing your rights under the Agreements; (14) creating any derivative works based on our Website; and (15) modifying, obscuring, or removing any proprietary notices on our Website or copies thereof.

ii.	Access and Use.

a.	To access the Website, you must use a computer, mobile device, or other device that meets our system and compatibility requirements (each, an “Old Glory Supported Device”).

b.	Access to and use of our Website requires access to the Internet. You are responsible for providing all equipment necessary to establish a connection to the Internet, and any telephone, wireless, or other connection and service fees associated with such access. Using our Website may allow you to receive content on your mobile phone or wireless device. The manner in which that content is delivered to your mobile phone or wireless device may cause you to incur extra data, text messaging, or other charges from your wireless carrier, which are your sole responsibility.

iii.	Compliance with Applicable Laws. You certify that you will comply with all applicable laws (e.g., federal, state, local, and other laws) and the applicable Agreements when accessing or using our Website. Without limiting the foregoing, by accessing or using our Website, you represent and warrant that: (1) you are not located in a country that is subject to a U.S. Government embargo or that has been designated by the U.S. Government as a “terrorist supporting” country; and (2) you are not listed on any U.S. Government list or prohibited or restricted parties. If you access or use our Website outside the United States, you are solely responsible for ensuring that your access to and use of the Website in such country, territory, or jurisdiction does not violate any applicable laws. We reserve the right, but have no obligation to, in our sole discretion, monitor where our Website is accessed from, and the right, but not the obligation, to block or otherwise restrict access to our Website, in whole or in part, from any geographic location.

iv.	Mistakes or Errors. Without limiting anything set forth in the applicable Agreements, you acknowledge and agree that under no circumstances will we or any of our licensors or suppliers be responsible for any loss, damage, or liability arising out of any mistakes or other errors made by you as a result of your access to or use of our Website.

3.	WEBSITE OWNERSHIP AND LICENSE

i.	Ownership. All right, title and interest in and to our Website, all of the software and code that comprise and operate our Website, and all of the text, photographs, illustrations, images, graphics, audio, video, URLs and other materials provided through our Website are owned by us or third parties who have licensed their content to us. Our Website is protected under trademark, service mark, trade dress, copyright, patent, trade secret and other intellectual property laws. In addition, the entire Website is a collective work under U.S. and international copyright laws and treaties, and we own the copyright in the selection, coordination, arrangement and enhancement of our Website.

ii.	Marks. The Old Glory names and logos (including, but not limited to, those of its affiliates), all product and service names, all graphics, all button icons (e.g., investor badges), and all trademarks, service marks, and logos appearing within our Website, unless otherwise noted, are trademarks (whether registered or not), service marks, and/or trade dress of Old Glory (collectively, “Our Marks”). All other trademarks, product names, company names, logos, service marks, and/or trade dress (collectively, “Other Marks”) mentioned, displayed, cited, or otherwise indicated within our Website are the property of their respective owners. You are not authorized to display or use Our Marks in any manner without our prior written permission. You explicitly acknowledge and agree that Investor Badges are primarily for marketing purposes and are not proof of ownership or investment in any Old Glory film or television series. You are not authorized to display or use any Other Marks that appear on our Website without the prior written permission of the applicable third party.

iii.	Limited License. Subject to your acceptance of, and compliance with, the applicable Agreements, we hereby grant you a limited, non-exclusive, non-transferable, non-sublicensable, revocable right to access and use our Website in a manner that is consistent with the applicable Agreements and our Website’s intended purpose(s). You obtain no rights in our Website except to use it in accordance with the applicable Agreements. Without limiting the generality of the foregoing, you shall not access or use our Website in violation of the terms set forth in any of the applicable Agreements, including, without limitation, the Acceptable Use Restrictions set forth in these Terms (collectively, “Prohibited Activities”). You will be solely liable for any damages, costs or expenses arising out of or in connection with your commission of any Prohibited Activity. You shall notify us immediately upon becoming aware of the commission by any person of a Prohibited Activity and shall provide us with reasonable assistance upon our request with any investigations we may conduct in connection with any such Prohibited Activity.

4.	TERMINATION

i.	Right to Terminate. Subject to the terms set forth in the applicable Agreements, in addition to, and not in lieu of, any of our other rights set forth in these Terms, we reserve the right, with or without notice and in our sole discretion, to terminate these Terms, and/or your ability to access or use our Website for any reason, including, without limitation, for lack of use or if we believe that you have violated these Terms, or in the case of any activity by you that may harm us or other users, including, but not limited to, fraud, abuse of privileges, or misuse of our Website. You agree that we will not be liable to you or any third party for any such termination.

ii.	Effects of Termination. If we exercise our termination rights available under the applicable Agreements, your license to access and use our Website shall immediately terminate and you must discontinue all access to and use of our Website affected by such termination.

iii.	Fraudulent Activity. If we suspect that you are engaging in any fraudulent, abusive, or illegal activity, we may refer such matter to appropriate law enforcement authorities.

iv.	Survival. The provisions of these Terms which by their nature are intended to survive the termination or cancellation of these Terms shall continue as valid and enforceable obligations notwithstanding any such termination or cancellation. Without limiting the foregoing, the provisions of these Terms regarding indemnity and limitations of liability shall survive the termination or cancellation of these Terms.

5.	DISCLAIMERS

i.	Disclaimer of all Warranties.

a.	OUR WEBSITE IS PROVIDED ON AN “AS IS” AND “AS AVAILABLE” BASIS AND WE EXPRESSLY DISCLAIM ALL WARRANTIES OF ANY KIND RELATING TO OUR WEBSITE (INCLUDING, BUT NOT LIMITED TO, ANY SOFTWARE COMPRISING ANY PORTION OF OUR WEBSITE), WHETHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY, TITLE, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR THAT OUR WEBSITE WILL BE WITHOUT ERROR OR INVULNERABLE TO VIRUSES, WORMS OR OTHER HARMFUL SOFTWARE OR HARDWARE.

b.	YOU HEREBY ACKNOWLEDGE THAT OUR WEBSITE MAY NOT BE AVAILABLE DUE TO ANY NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, PERIODIC SYSTEM MAINTENANCE, SCHEDULED OR UNSCHEDULED, ACTS OF GOD, UNAUTHORIZED ACCESS, VIRUSES, DENIAL OF SERVICE OR OTHER ATTACKS, TECHNICAL FAILURE OF OUR WEBSITE AND/OR TELECOMMUNICATIONS INFRASTRUCTURE, OR DISRUPTION, AND THEREFORE WE EXPRESSLY DISCLAIM ANY EXPRESS OR IMPLIED WARRANTY REGARDING THE USE AND/OR AVAILABILITY, ACCESSIBILITY, SECURITY, OR PERFORMANCE OF OUR WEBSITE CAUSED BY SUCH FACTORS.

c.	WE DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES AGAINST THE POSSIBILITY OF DELETION, MISDELIVERY, OR FAILURE TO STORE COMMUNICATIONS, PERSONALIZED SETTINGS, OR OTHER DATA, INCLUDING, WITHOUT LIMITATION, ANY INFORMATION YOU SUBMIT THROUGH OUR WEBSITE.

d.	WE ARE NOT RESPONSIBLE OR LIABLE FOR, NOR DO WE REPRESENT OR OTHERWISE WARRANT THE PERFORMANCE OF ANY DEVICE YOU USE TO ACCESS OR USE OUR WEBSITE, INCLUDING, WITHOUT LIMITATION, THE CONTINUING COMPATIBILITY OF ANY DEVICE WITH OUR WEBSITE. BY USING ANY DEVICE TO ACCESS OR USE OUR WEBSITE, INCLUDING, WITHOUT LIMITATION, AN OLD GLORY SUPPORTED DEVICE TO ACCESS THE CONTENT, YOU AGREE TO LOOK SOLELY TO THE ENTITY THAT MANUFACTURED AND/OR SOLD YOU THE DEVICE FOR ANY ISSUES RELATED TO THE DEVICE AND YOUR ABILITY TO USE THE DEVICE TO ACCESS AND USE OUR WEBSITE.

e.	SOME JURISDICTIONS DO NOT ALLOW THE EXCLUSION OF CERTAIN WARRANTIES. ACCORDINGLY, SOME OF THE ABOVE DISCLAIMERS OF WARRANTIES MAY NOT APPLY TO YOU.

6.	YOUR LIABILITY

i.	Agreement to Indemnify. YOU AGREE THAT YOU WILL ONLY ACCESS AND USE OUR WEBSITE IN ACCORDANCE WITH THE APPLICABLE AGREEMENTS. YOU WILL COMPENSATE US IN FULL FOR ANY LOSSES OR COSTS (INCLUDING REASONABLE ATTORNEYS’ FEES) WHICH WE (OR ANY OF OUR SUBSIDIARIES OR AFFILIATED COMPANIES) INCUR ARISING FROM ANY BREACH BY YOU OF THESE TERMS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, YOU AGREE TO INDEMNIFY, DEFEND, AND HOLD US, OUR SUBSIDIARIES AND AFFILIATES AND OUR AND THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, AND OTHER REPRESENTATIVES (THE “RELEASED PARTIES”) HARMLESS FROM AND AGAINST ANY CLAIM OR DEMAND, INCLUDING REASONABLE ATTORNEYS’ FEES, MADE BY ANY THIRD PARTY DUE TO OR ARISING OUT OF YOUR USE OF OUR WEBSITE, YOUR CONNECTION TO OUR WEBSITE, YOUR VIOLATION OF THE APPLICABLE AGREEMENTS, OR YOUR VIOLATION OF ANY INTELLECTUAL PROPERTY RIGHTS OF ANY OTHER PERSON OR ENTITY.

ii.	Additional Remedies. The Released Parties reserve the right to seek all remedies available at law and in equity for your violation of the applicable Agreements, including the right to block access from a particular Internet address to our Website and report misuses to law enforcement.

7.	LIMITATION OF LIABILITY

i.	Maximum Liability. EXCEPT AS OTHERWISE SET FORTH IN THE APPLICABLE AGREEMENTS AND WITHOUT LIMITING ANYTHING SET FORTH IN THESE TERMS, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, OUR ENTIRE LIABILITY, AND YOUR EXCLUSIVE REMEDY, WITH RESPECT TO YOUR ACCESS TO AND USE OF OUR WEBSITE SHALL BE THE AMOUNT OF $100.

ii.	No Liability for Incidental Damages. IN NO EVENT WILL WE BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE, OR CONSEQUENTIAL DAMAGES ARISING FROM YOUR ACCESS TO OR USE OF OUR WEBSITE OR FOR ANY OTHER CLAIM RELATED IN ANY WAY TO YOUR ACCESS TO OR USE OF OUR WEBSITE.

iii.	Applicability of Limitations. THE FOREGOING LIMITATIONS WILL APPLY WHETHER SUCH DAMAGES ARISE OUT OF BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), OR OTHERWISE AND REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE OR WE WERE ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. SOME STATES OR JURISDICTIONS DO NOT ALLOW CERTAIN LIMITATIONS OF LIABILITY, SO SOME OF THE ABOVE LIMITATIONS OF LIABILITY MAY NOT APPLY TO YOU. IN SUCH STATES OR JURISDICTIONS, OUR LIABILITY WILL BE LIMITED TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW.

iv.	Notice to California Residents. IF YOU ARE A CALIFORNIA RESIDENT, YOU HEREBY WAIVE CALIFORNIA CIVIL CODE SECTION 1542 IN CONNECTION WITH THE FOREGOING, WHICH STATES “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

v.	Venue for Litigation. UNLESS PROHIBITED BY APPLICABLE LAW, THE PROCEEDINGS MUST BE BROUGHT EXCLUSIVELY IN THE STATE AND FEDERAL COURTS COVERING OKLAHOMA COUNTY, OKLAHOMA, AS APPROPRIATE. YOU ALSO THEREFORE AGREE TO SUBMIT TO THE PERSONAL JURISDICTION OF EACH OF THESE COURTS FOR THE PURPOSES OF LITIGATING SUCH CLAIMS OR DISPUTES, AND YOU HEREBY WAIVE YOUR RIGHT TO A JURY TRIAL, WAIVE YOUR RIGHT TO INITIATE OR PARTICIPATE IN A CLASS OR COLLECTIVE ACTION, AND AGREE TO REMAIN BOUND BY ANY AND ALL LIMITATIONS OF LIABILITY AND DAMAGES INCLUDED IN THIS AGREEMENT.

vi.	Time to Bring Claim. ANY CAUSE OF ACTION OR CLAIM YOU MAY HAVE ARISING OUT OF OR RELATING IN ANY WAY TO THE AGREEMENTS, YOUR ACCESS TO OR USE OF THE WEBSITE, OR YOUR DEALINGS WITH THE RELEASED PARTIES MUST BE COMMENCED WITHIN TWO (2) YEARS AFTER THE CAUSE OF ACTION ACCRUES. AFTER THAT TWO (2) YEAR PERIOD, SUCH CAUSE OF ACTION OR CLAIMS IS PERMANENTLY BARRED. SOME JURISDICTIONS DO NOT ALLOW TIME LIMITATIONS OTHER THAN THOSE SET FORTH IN SUCH STATE’S STATUTE OF LIMITATIONS. IN SUCH CASES, THE APPLICABLE STATUTE OF LIMITATIONS PROVIDED FOR UNDER THE LAWS OF SUCH STATE SHALL APPLY.

vii.	Prevailing Party. IN ANY LEGAL SUIT, ACTION, OR PROCEEDING (AS APPLICABLE) BETWEEN YOU AND THE INDEMNIFIED PARTIES RELATED TO THESE TERMS, YOUR ACCESS TO OR USE OF THE SERVICES, OR YOUR DEALINGS WITH THE INDEMNIFIED PARTIES IN CONNECTION THEREWITH, THE PREVAILING PARTY SHALL HAVE THE RIGHT TO COLLECT FROM THE NON-PREVAILING PARTY ITS REASONABLE LEGAL FEES AND COSTS, INCLUDING, WITHOUT LIMITATION, ATTORNEY’S FEES, EXPENSES, AND COURT COSTS INCURRED IN CONNECTION THEREWITH.

8.	ADDITIONAL TERMS

i.	Governing Law. These Terms will be governed by the laws of Oklahoma, without giving effect to any principles of conflicts of laws.

ii.	Severability. If any part of these Terms are determined to be invalid or unenforceable pursuant to applicable law, including, but not limited to, any warranty disclaimers and limitations of liability set forth above, then the invalid or unenforceable provision will be deemed superseded by a valid, enforceable provision that most closely matches the intent of the original provision and the remainder of the applicable Terms shall continue in effect.

iii.	Waivers. Our failure to enforce any provision of these Terms shall not be deemed a waiver of such provision nor of the right to enforce such provision.

iv.	Admissibility of Terms. A printed version of these Terms and of any notice given in electronic form shall be admissible in arbitration, judicial, or administrative proceedings based upon or relating to these Terms to the same extent and subject to the same conditions as other business documents and records originally generated and maintained in printed form.

v.	Assignment. We reserve the right to transfer, assign, sublicense, or pledge these Terms, in whole or in part, to any person without notice, provided that any such assignment will be on the same terms or terms that are no less advantageous to you. You may not assign, sublicense, or otherwise transfer in any manner whatsoever any of your rights or obligations under these Terms.

vi.	Headings. The section headings and sub-headings contained in these Terms are for convenience only and have no legal or contractual effect.

vii.	Support. If you have any questions or concerns about our Website or these Terms, please email us at support@OldGloryBank.com.

-End-

Old Glory Holding Company

Ownership Portal Privacy Policy

own.oldglorybank.com

Updated: October 1, 2024

Welcome to Old Glory Holding Company (“Old Glory” or “we”, “us” or “our”), the bank holding company for Old Glory Bank and we respect your privacy, liberty, and security. This Privacy Policy (“Policy”) describes how we collect, use, protect and disclose Personal Data (as defined below) in connection with your use of our website at www.own.oldglorybank.com, along with the features, functionalities, applications, browser extensions and other services available through this website (this “Website”); and personal information we may obtain from any Social Site connected to our Website or where we post content or invite your feedback or participation, including, without limitation, Facebook, X, YouTube, and LinkedIn (collectively, “Social Sites” and, together with our Website, our “Portal”). Our website for the operation of Old Glory Bank, including mobile banking, at www.oldglorybank.com has different privacy policies and is not covered by this Policy.

You can access and interact with our Portal in many ways, including from a computer or mobile device. This Policy applies regardless of how you access or interact with our Portal. Depending on how you interact with our Portal, there may be some cases where we need to provide you with additional information about how we collect, use, protect or disclose your Personal Data and/or what options you have regarding our collection, use or disclosure of your Personal Data. We may provide this additional information through notices on our Portal or via direct communications with you. If we do this, unless we tell you otherwise, the additional information provided in those notices will apply in addition to what is described in this Policy.

Please read this Policy carefully. If you do not want us to collect, use or disclose your Personal Data (as defined below) in the ways described in this Policy, please do not use or otherwise interact with our Portal, provide us with your Personal Data or authorize any third party to make your Personal Data available to us. By using or interacting with our Portal, you acknowledge that you understand that we may use your Personal Data as described in this Policy. If you have any questions about how we collect, use, protect or disclose your Personal Data in connection with our Portal, please contact us by email at privacy@oldglorybank.com.

1.	PERSONAL DATA AND OTHER INFORMATION WE MAY COLLECT

Our primary goals in collecting your Personal Data is to provide and improve our Portal, conduct our Regulation A (Tier II) Offering described in our Offering Circular available on this Portal (our “Offering”), and communicate with you and enable visitors to our Portal to easily navigate and enjoy them.

When we refer to “Personal Data” in this Policy, we mean information that identifies, relates to, describes or is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, to a specific person. This might be information that directly identifies someone, such as their name, or it may be information that identifies someone only when combined with other information available to us, such as a person’s activity on our Portal when associated with their username. Please note, except as provided under applicable laws, Personal Data does not include information that is publicly available through government records or information that has been de-identified or aggregated in a way that it cannot be used to identify a specific individual.

i.	Categories of Personal Data We Collect Depending on how you access, use or otherwise interact with our Portal, we, our broker in this Offering (Rialto Markets, LLC) and other third parties acting on our behalf such as merchant processors for credit/debit cards (our “Authorized Third Parties”), may collect the following categories of Personal Data about you:

a.	Identifiers and contact information, such as your real name, alias, birthday, email address, telephone number, postal address, physical address, unique personal identifier, government-issued identification number, online identifier, IP address and other similar information;

b.	Financial information you want to use for purposes of your investment, including your bank account number, credit card number, or debit card number;

c.	Transactional information, such as information about purchases you have made or participated in through our Portal for our Offering;

d.	Internet and other similar network activity information, such as your browsing history, search history, interactions with the online portions of our Portal and online advertisements and other similar information;

e.	Communication information, such as information contained in voice mails, chats, emails and other similar information;

f.	Location information, such as where you live, where you are located and other similar information; and

g.	Other information you provide to us.

ii.	Other Information We Collect. We, or Authorized Third Parties may collect certain information about the device you use when you visit or otherwise interact with our Portal and through the use of cookies, pixels and other web technologies (collectively, “Usage Data”). Usage Data, by itself, generally does not identify the specific person using the device that generated it. This means that Usage Data usually will not be considered Personal Data and our use of such Usage Data is not subject to this Policy unless required pursuant to applicable law. However, if we link Usage Data directly with other Personal Data or other information that could identify you, we will treat the linked Usage Data as Personal Data and use the linked Usage Data as described in this Policy.

Depending on how you interact with our Portal, the Usage Data that we, or Authorized Third Parties acting on our behalf, may collect may include:

a.	Device information, such as the IP address, general geographic location, operating system, browser type, language preferences, mobile phone number, device identifier and other similar information associated with a device used to access, use or interact with our Portal;

b.	Information about online interactions with our Portal, such as links that are clicked, pages or screens that are viewed, access and session times, interactions with emails we send and other similar information associated with a device used to access, use or interact with our Portal;

c.	Information about internet and network activity, such as Website visited, search engine results and similar information associated with a device that accesses or interacts with our Portal online;

d.	Other information automatically collected by cookies and other technologies on our Portal; and

e.	Any other information that a browser or device automatically sends whenever connected to a website or an online application.

2.	HOW WE COLLECT PERSONAL DATA

A large portion of the Personal Data we, or third parties acting on our behalf, collect is directly from you and other users who provide their Personal Data to us directly. In some cases, we may collect Personal Data from third parties in the ways described in this Policy.

i.	Directly from You. When you access, use or otherwise interact with our Portal, or otherwise engage with us in connection with our Portal, such as requesting more information about Old Glory Bank and our Offering, communicating with us, accessing, using or otherwise interacting with our Portal, we may ask you to provide certain Personal Data. Some of the Personal Data we request with respect to certain features of our Portal may not be required; however, we will let you know if specific Personal Data is required to use those features. If you do not provide us with the Personal Data required to use a certain feature on our Portal, you will not be able to use that feature, especially those features where we are legally required to collect the Personal Data and those where it is impossible for the feature to operate without the required Personal Data (e.g., collecting your payment information in order to process your investment in our Offering).

ii.	From Third Parties. We may collect Personal Data about you from third parties, including, without limitation, online and offline sources, entities affiliated with us, our service providers, social media Portals, advertising networks and other public or commercial sources (collectively, “Social Sites”). The collection of Personal Data from these Social Sites can occur in a variety of ways, including, without limitation:

a.	By sharing our content via Social Sites or accessing, using or interacting with our Portal through Social Sites, you acknowledge that we may collect, share, store and use any Personal Data we receive from those Social Sites about you. In some cases, you may be able to revoke our access to your Personal Data and other content and information we receive from Social Sites by changing the appropriate settings for your account with the applicable Social Site.

b.	We may receive Personal Data about you from our Affiliate, Old Glory Bank. This Personal Data may include, without limitation, information related to your access, use or interaction with your mobile banking at Old Glory Bank.

c.	We may also receive Personal Data about you from other third parties, such as other users of our Portal and those that refer you to our Portal.

Please note, we may combine the Personal Data and other content and information we receive about you from multiple sources, including, without limitation, Personal Data we collect directly from you and one or more Social Sites.

3.	HOW WE COLLECT USAGE DATA

We collect Usage Data in a variety of ways. Some Usage Data, such as the IP address of a device attempting to access, use or interact with our Portal, is necessary for us to make certain portions of our Portal available. Other Usage Data, such as information about which features of our Portal are popular, helps us improve and advertise our Portal. This section describes the primary ways Usage Data is collected in connection with our Portal.

i.	The systems we use to make our Portal available to you. When you access, use or interact with our Portal, these systems automatically record certain information that your browser or device sends whenever you visit a website or utilize an online application, such as information about how long your device is connected to our Portal and the activities that device engages in while connected.

ii.	Cookies, which are small data files that are uploaded to the hard drive or other storage location of devices that access, use or interact with our Portal. Among other things, cookies help us improve our Portal and our users’ experience. We use cookies to see which areas and features are popular and to understand usage of our Portal. We use first party cookies, served directly by us to the devices that access our Portal, to recognize devices when they revisit our Portal. We also use third party cookies, which are cookies that are placed by other parties we work with. These parties may upload unique cookies to your device to collect information about your use of our Portal and potentially other online activities you engage in over time across different Website and other online applications. The Options/Settings section of most internet browsers will tell you how to manage cookies and other technologies that may be uploaded to your device, including how to disable such technologies. You can Manage Cookie Preferences here, or you can disable our cookies, or all cookies, through your browser settings, but please note, disabling cookies may impact some of the features of our Portal and prevent them from operating as intended. You can learn more about cookies, including how to see what cookies have been uploaded to your device and how to manage and delete them, by visiting https://www.allaboutcookies.org/.

iii.	Other tracking technologies, such as web beacons, clear gifs, and pixel tags. These technologies may be used on or in connection with our Portal, including, without limitation, in emails we send. We may use these technologies to deliver cookies, count visits, understand usage and observe data on email delivery, open rates, click rates, bounces, unsubscribes and other information.

Please note, our Portal does not have a response to browser “Do Not Track” signals and do not change any of our data collection practices when we receive such signals.

4.	HOW WE USE PERSONAL DATA

We use Personal Data solely to operate and improve our Portal, to conduct our Offering and to market to you our banking products and services and maybe the products and services of certain joint marketing partners that we like. If you link to our bank website at www.oldglorybank.com, please refer to the privacy policy for our mobile banking. We may use your Personal Data for non-marketing purposes, including: (1) operating and improving our Portal; (2) validating your identity; (3) carrying out our obligations and enforcing our rights arising from any contracts we have entered into, including, without limitation, any contracts between you and us; (4) sending you emails to provide you with alerts and updates about your engagement with our Portal and/or participation in our Offering; (5) complying with legal and regulatory requirements; (6) customizing your experience with our Portal; (7) protecting and defending Old Glory against legal actions or claims; (8) preventing fraud; and (9) those you authorize or instruct us to do.

5.	HOW TO MANAGE YOUR PERSONAL DATA

We offer you several choices with respect to how we use your Personal Data. The mechanisms available to you to control the Personal Data are:

i.	To update any Personal Data you have provided us, update your preferences or otherwise contact us about our use of your Personal Data, please email us at privacy@oldglorybank.com.

ii.	To manage the communications we send you:

a.	For marketing and other promotional email communications you receive from us, you can opt-out of receiving such communications by following the unsubscribe instructions contained in most email messages from us. Your unsubscribe request or email preference changes will be processed promptly, though this process may take several days. During that processing period, you may receive additional marketing and other promotional emails from us. Please note, opting out of these communications will only apply to marketing and other promotional emails and will not apply to any email or other communications we send you for non-marketing purposes, including, but not limited to, emails and other communications about your orders and other interactions with our Portal.

b.	If you have provided us with your prior express consent to receive text messages via an automatic telephone system (autodialer), we may use your information to send promotional, personalized advertising and other text messages to any mobile device connected to your mobile phone number. You can opt out from receiving future text messages at any time by: replying STOP to any text messages you receive from us; or sending us an email at privacy@oldglorybank.com with the subject line “STOP” and including your phone number in the email. Once you opt out, we will send one additional confirmation text message stating that you have opted out of receiving automated text messages from us.

iii.	If you do not want us to use your Personal Data to deliver targeted advertisements to you according to our target audience preferences, you can opt out by sending us an email with your request to privacy@oldglorybank.com.

iv.	Subject to certain exceptions, you can request that we delete any of your Personal Data that we collected and retained through or in connection with certain Social Sites. Once we receive and confirm your request to delete your applicable Personal Data, we will delete your applicable Personal Data from our records, unless an exception applies. Please note, we may deny your deletion request under certain circumstances, and will inform you of the basis for the denial, which may include, without limitation, in circumstances where retaining your Personal Data is necessary for us or our service providers to:

a.	Complete the transaction for which we collected the Personal Data, provide a good or service that you requested, take actions reasonably anticipated within the context of our ongoing business relationship with you, or otherwise perform our contract with you.

b.	Detect security incidents, protect against malicious, deceptive, fraudulent, or illegal activity, or prosecute those responsible for such activities.

c.	Enable solely internal uses that are reasonably aligned with consumer expectations based on your relationship with us.

d.	Comply with a legal obligation.

e.	Make other internal and lawful uses of that Personal Data that are compatible with the context in which you provided it.

v.	To request deletion of your Personal Data, please submit a request to us by emailing us atprivacy@oldglorybank.com. Only you, or a party that you authorized on your behalf, may make a request related to the deletion of your Personal Data. You may also make a request on behalf of your minor child. Your request for deletion must:

a.	Provide sufficient information that allows us to reasonably verify you are the person about whom we collected Personal Data or an authorized representative.

b.	Describe your request with sufficient detail that allows us to properly understand, evaluate, and respond to it.

vi.	We cannot respond to your request or delete your Personal Data if we cannot verify your identity or authority to make the request and confirm the Personal Data relates to you.

vii.	Making a request does not require you to create an account with us and we will only use Personal Data provided in connection with a request for deletion to verify the requestor’s identity or authority to make the request.

viii.	We endeavor to respond to deletion requests within a reasonable time period after we receive a deletion request. If we are unable to fully comply with your request to delete your applicable Personal Data, our response will explain the reasons why we are unable to fully fulfill your request.

6.	PROTECTING YOUR PERSONAL DATA

We are committed to protecting the security of your Personal Data. We maintain commercially reasonable safeguards to maintain the security and privacy of Personal Data we collect and use in connection with our Portal. Nevertheless, when disclosing Personal Data, you should remain mindful that there is an inherent risk in the transmission of information via the internet and mobile Portals. Such risk includes but is not limited to profile pictures and stories videos being accessed and “scraped” by third party Website and made publicly available on non-Old Glory Website and databases without our knowledge or consent; accordingly, you agree to release and hold Old Glory harmless for any third-party use of your Personal Data (including profile pictures and stories videos). Although we take precautions to protect against the risk of unauthorized access to your Personal Data, we cannot guarantee the security of any information, including your Personal Data, that you disclose online, and you do so at your own risk.

7.	CHILDREN’S PRIVACY

We do not direct or target any piece of our Portal to children under the age of 13. If we learn that we have collected the Personal Data of anyone under the age of 13, we will take appropriate steps to delete this information. If you are a parent or guardian of someone under the age of 13 and discover that your child has submitted Personal Data to us, please contact us at privacy@oldglorybank.com. We will make reasonable efforts to remove such information from our databases.

8.	CALIFORNIA PRIVACY RIGHTS

If you are a California resident, under California’s Shine the Light Law (California Civil Code Section 1798.83) you have the right to request the following information regarding our disclosure of your personal information to third parties for direct marketing purposes: (i) the categories of personal information we disclosed to third parties for their direct marketing purposes during the preceding calendar year; (ii) the names and addresses of the third parties that received the information; and (iii) if the nature of the third party’s business cannot be determined from their name, examples of the products or services they marketed. This information may be provided in a standardized form that is not specific to you.

You are permitted to obtain this information from us once a year, free of charge. To make such a request, please submit your request in writing to:

Old Glory Holding Company

Attn: CA Privacy Rights Request

P.O. Box 20550

Oklahoma City, OK 73156

9.	INTERNATIONAL TRANSFERS

Personal Data collected in connection with the use and operation of our Portal is stored and processed in the United States. If you access, use or otherwise interact with our Portal or otherwise engage with us from outside the United States, please be advised that your personal information may be initially collected by servers located in the United States or, if initially collected outside the United States, transferred to the United States. Please note, the United States has not been assessed as having adequate privacy laws by some countries and economic regions.

10.	CHANGES AND UPDATES TO THIS POLICY

Because the methods used to protect your Personal Data and the services we provide are continually evolving, this Policy may change at any time. Unless otherwise noted, those changes will be effective as soon as they are posted. If changes are made to this Policy, we will make it known on our Portal and will indicate the last date it was updated above. Please check back periodically to see if our Policy has been updated.

Your continued use of our Portal after any changes to this Policy become effective, constitutes your continued acknowledgement that you understand that we may continue to use your Personal Data as described in this Policy.

11.	CONTACT US

We welcome your questions, comments and concerns about privacy. Please email us at privacy@oldglorybank.com with any questions or feedback you have pertaining to our privacy practices.

-End-

Exhibit B

Q2 Screen Shot regarding Linked Accounts

See attached.

10/31/24, 2:19 PM Reporting | CPFM Accounts

Q2Console | Reporting

CPFM Accounts

External accounts (count)	External accounts (amount)	External financial institutions	External product types
7,487	$109,337,257....	587	57

This data is based on visible external accounts with a current balance identified by CPFM within the last 180 days.

External accounts (count)

8.8k
8.6k
8.4k
8.2k
8k
7.8k
7.6k
7.4k
Jan 01
Feb 01
Mar 01
Apr 01
May 01
Jun 01
Jul 01
Aug 01
Sep 01
Oct 01

This data is based on visible external accounts with a current balance identified by CPFM within the last 180 days.

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 1/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

External accounts by product type (amount)

Product	Count	Balance

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 2/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

Checking	2,788	$19,628,743
MORTGAGE	106	$17,166,095
Savings	1,810	$12,136,485
Brokerage Account	116	$10,499,120
401K Investment	38	$6,315,823
Rollover IRA Investment	25	$5,557,531
IRA Investment	42	$5,433,737
LOAN	181	$4,477,375
INVESTMENT	47	$4,340,749
ROTH_IRA	41	$4,011,983
Credit Card	1,582	$3,587,061
Certificate of Deposit	129	$2,550,163
Roth IRA Investment	43	$2,448,252
Auto Loan	93	$1,754,132
INDIVIDUAL	41	$1,619,146
LINE_OF_CREDIT	96	$1,349,494
Money Market	83	$1,273,982
403B Investment	3	$1,234,655
NONE	61	$928,284
THRIFT_SAVINGS_PLAN	1	$512,117
ESTATE	1	$306,514
BROKERAGE_MARGIN	1	$289,312
SIMPLIFIED_EMPLOYEE_PENSION	1	$237,734
JOINT_TENANTS_IN_COMMON	5	$205,753
Home Equity Loan	6	$173,459
Personal Loan	30	$163,829
HOME_EQUITY	17	$155,689
VARIABLE_ANNUITY	2	$103,748
Student Loan	5	$101,857
IRA	3	$99,719
GROUP_RETIREMENT_SAVINGS_PLAN	2	$85,596
SIMPLE_IRA	4	$75,571
BROKERAGE	11	$71,130
TRUST	3	$54,208
UNIFORM_TRANSFER_TO_MINORS_ACT	6	$54,022
HSA	11	$48,925
EMPLOYEE_STOCK_OWNERSHIP_PLAN	9	$48,211
INHERITED_ROTH_IRA	1	$41,149
529 Investment	7	$39,984
HEALTH	5	$35,347
INHERITED_TRADITIONAL_IRA	3	$31,219
COVERDELL	1	$19,849
PLAN_401_A	1	$17,469
CASH_MANAGEMENT_ACCOUNT	4	$17,266
CORPORATE_ACCOUNT	1	$14,602
Personal Loan with Collateral	1	$6,948
CUSTODIAL	2	$6,522

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 3/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

PERSONAL	5	$2,533
WHOLE_LIFE	4	$1,767
PLAN_ROTH_401_K	1	$1,306
PLAN_457	1	$595
JOINT_TENANTS_COMMUNITY_PROPER...	1	$484
EMPLOYEE_STOCK_PURCHASE_PLAN	1	$50
TERM_LIFE	1	$0
Small Business Loan	1	$0
INSURANCE	1	$0
PLAN_401_K	2	$-34

This data is based on visible external accounts with a current balance identified by CPFM within the last 180 days.

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 4/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

External accounts by institution (amount)

Institution	Count	Balance

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 5/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

Fidelity Investments	195	$16,416,241
Wells Fargo	921	$12,026,163
Bank of America	789	$8,804,220
Chase Bank	846	$7,642,826
Vanguard	34	$4,030,925
Morgan Stanley	5	$3,785,629
Fidelity 401k	25	$3,721,416
E*Trade	25	$3,585,526
Charles Schwab US	60	$3,545,440
Navy Federal Credit Union	284	$2,777,355
Robinhood	27	$1,716,143
USAA	202	$1,583,875
Capital One	517	$1,565,695
Truist	93	$1,546,148
PennyMac Loan Services	3	$1,181,253
Ent Credit Union	18	$1,133,734
GuideStone Financial Resources	1	$1,104,072
Thrift Savings Plan	2	$1,024,234
Ally Bank	145	$877,365
Fifth Third Bank	23	$867,889
Trade PMR - First Clearing	5	$843,787
Edward Jones	20	$686,360
Desert Financial Credit Union	13	$680,734
Mr. Cooper	3	$680,246
U.S. Bank	101	$636,844
PENFED	50	$621,450
Palmetto Citizens Federal Cred...	7	$617,484
Community America Credit Union	8	$537,419
Empower Retirement	9	$534,836
Webster Bank	11	$524,660
Suncoast Credit Union	35	$503,990
Arvest Bank	33	$472,964
BSI Financial Services	1	$465,411
Global Credit Union	36	$457,399
Huntington Bank	38	$455,035
Schwab Alliance	2	$446,253
PNC Bank	87	$426,944
Key Bank	28	$425,151
Premier America Credit Union	11	$368,446
Nelnet - Education Financing	19	$361,067
Loan Depot - Texas Login	1	$323,165
Community First Bank (SC)	2	$309,512
State Employees Credit Union (...	37	$298,716
CENTENNIAL BANK (TN)	5	$292,248
PHH Mortgage	1	$278,800
Discover Credit Card	48	$275,884
EverBank	9	$273,671

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 6/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

Colonial Savings Mortgage	1	$262,665
Synchrony Bank	15	$257,789
Boeing Employee Credit Union	38	$254,033
First National Bank of PA	1	$248,380
Citizens Bank	12	$239,570
Rocket Mortgage by Quicken Loa...	1	$235,633
Cardinal Mortgage	1	$228,535
MIDFLORIDA Credit Union	21	$225,933
US Bank Card Services	26	$225,781
American Savings Bank (HI)	3	$222,788
RCB Bank	17	$221,244
Watermark Capital	1	$209,573
Citadel Servicing	1	$209,557
Citibank	51	$207,477
American Express	90	$202,378
M&T Bank	19	$202,267
Del-One FCU	8	$197,769
Lakeview Loan Subserviced by M...	1	$197,700
Jackson National Life - Consum...	1	$193,542
Thrivent Credit Union	3	$190,192
Advia Credit Union	5	$185,808
NewRez	1	$185,257
First National Bank of Omaha	20	$178,217
State Department Federal Credi...	15	$174,453
T. Rowe Price - Workplace Reti...	3	$172,801
Associated Bank	13	$170,016
TruStone Financial	3	$169,117
Lakeview Loan Servicing, LLC	1	$166,955
OakStar Bank	3	$166,946
Central Bank, MO	3	$164,120
American Funds	5	$164,094
NetXInvestor	2	$161,803
BancFirst	10	$161,343
Credit Union of Texas (CUTX)	6	$158,350
Fidelity Netbenefits (My Benef...	4	$154,493
Park Side CU	6	$152,224
United Wholesale Mortgage - My...	1	$150,981
MidFirst Bank	11	$148,505
Discover Bank Account	15	$145,457
Cenlar	1	$145,354
Principal Financial - Retireme...	3	$142,077
ScholarShare - California's 52...	3	$141,901
Idaho Central Credit Union	15	$137,327
Chemung Canal Trust Company	2	$135,714
Shellpoint Mortgage Servicing	1	$124,908
BOK Financial	1	$121,700
Alliant Credit Union	14	$121,239
CIT Bank	4	$121,228

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 7/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

GoldStar Trust	1	$120,890
Old Glory Bank	52	$118,636
Victory Capital	4	$117,852
Kitsap Bank	2	$117,174
Pershing Investments - Cetera ...	2	$115,004
Umpqua Bank	9	$111,495
Meritrust CU	2	$106,751
Athene Connect	1	$101,692
First Interstate Bank	6	$99,171
BMO (US)	31	$98,332
Fidelity	2	$96,933
TTCU Federal Credit Union	7	$96,706
Synovus Bank	8	$96,389
Sound Credit Union	7	$94,708
Fulton Bank	2	$92,961
Union Savings Bank	2	$90,764
Southwest Airlines Federal Cre...	8	$89,444
Christian Community Credit Uni...	11	$89,292
Navient - Loans	4	$87,852
Police and Fire FCU	9	$84,534
Marcus BY GOLDMAN SACHS	36	$83,813
Regions Mortgage	1	$81,975
Merrill Edge	6	$80,890
Delta Community Credit Union	31	$80,104
First Horizon Bank	3	$79,203
Home State Bank	6	$79,050
BMO Harris Bank	5	$76,057
Charles Schwab Retirement	2	$75,508
Park State Bank & Trust	7	$75,345
Firefighters First Credit Unio...	12	$74,989
Washington Savings Bank (IL)	1	$73,962
Voya Financial	1	$72,927
SchoolsFirst FCU	17	$72,016
Guideline	1	$71,934
Goldenwest Credit Union	5	$71,763
Prosperity Bank (TX)	15	$70,548
Centier Bank	3	$69,573
Ford Motor Credit	3	$69,076
American Express Banking	2	$66,424
Point Breeze	4	$66,379
HCA Benefits	1	$64,416
Austin Bank	1	$63,809
Oregon Community Credit Union	8	$63,791
Wintrust Community Banks	5	$63,161
TD Bank (US)	14	$63,019
First Citizens Bank	7	$62,951
Landmark Credit Union	3	$61,676
[illegible]	[illegible]	[illegible]

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 8/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

VyStar Credit Union	16	$61,115
Wealthfront	2	$60,366
Suffolk Credit Union	10	$60,358
East Idaho Credit Union	3	$59,463
Tompkins Bank of Castile	5	$59,311
San Diego County Credit Union	7	$57,205
Tennessee Valley Federal Credi...	6	$56,808
Canandaigua National Bank & Tr...	5	$55,636
Park National Bank	3	$55,034
Hannibal National Bank	4	$54,029
Best Egg	4	$53,240
LGE Community CU	10	$53,160
Associated Credit Union	6	$52,951
Sandia Laboratory Federal Cred...	5	$48,123
United Community Bank	22	$48,074
Regions Bank	25	$47,921
Bright Star CU	6	$47,169
Education Credit Union	8	$46,169
Peoples South Bank	1	$46,072
Amegy Bank	8	$43,816
ESL Federal Credit Union	6	$42,395
Fergus Federal CU	1	$41,791
BrightStar Credit Union	5	$41,782
Armstrong Bank (OK)	3	$41,724
Diamond Valley Federal Credit ...	3	$40,680
MissionSquare Retirement	1	$39,699
Santander Bank	6	$39,498
Fort Worth Community Credit Un...	2	$39,316
America First Credit Union	11	$39,124
Lake Michigan CU	24	$38,991
PSECU	10	$38,577
Kemba Financial Credit Union	6	$38,341
LendingClub Loan	5	$37,255
Bank of Hawaii	2	$36,444
Firstmark Services	1	$36,394
Heritage South Community CU	4	$35,469
Optum Bank HSA	5	$35,313
City National Bank Online	1	$34,745
Earnest - Student Loans	1	$34,671
UMB Health Saving Bank	1	$34,214
TwinStar Credit Union	10	$33,764
Power Financial Credit Union	2	$33,171
Bask Bank	7	$32,178
T. Rowe Price	2	$31,717
Thomaston Savings Bank	6	$31,500
Spokane Teachers Credit Union	8	$31,443
Enrichment Federal Credit Unio...	10	$31,341
Frost National Bank	8	$30,827

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 9/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

Redneck Bank	2	$30,621
Tower Federal Credit Union	6	$30,523
Essential Credit Union	6	$30,405
Valon Mortgage	1	$30,391
Cadence Bank	5	$29,998
Day Air Credit Union	3	$29,649
Electro Savings Credit Union	6	$29,518
Sunmark Credit Union	6	$28,659
Honda Financial Services	2	$27,715
Canvas Credit Union	8	$27,450
Summit Community Bank (WV)	1	$26,815
Rockland Federal Credit Union	5	$26,813
GECU	5	$26,747
Affinity Plus Federal Credit U...	3	$26,051
TDECU	11	$25,959
First Community Bank of the Oz...	2	$25,275
Impact Bank	3	$25,127
Paypal	21	$24,823
WeStreet Credit Union	12	$24,752
Robins Financial Credit Union	10	$24,681
Peoples Bank & Trust Co. (MO)	3	$24,628
Members 1st FCU (PA)	19	$24,188
HAPO Community Credit Union	4	$24,096
Cardmember Service - Elan Fina...	2	$23,963
The Bank of Canton	2	$23,702
ABNB Federal Credit Union	3	$23,639
Randolph Brooks FCU	9	$23,322
Western State Bank (ND & AZ)	7	$23,100
FIRST PREMIER BANK	3	$23,025
Georgia Heritage Federal Credi...	2	$22,850
American Century Investments	1	$22,774
Lima Superior FCU	5	$22,238
Credit Union of Colorado	3	$22,180
Pinnacle Financial Partners	6	$21,615
Cornerstone Financial Credit U...	2	$20,750
Old West FCU	4	$20,706
ADP Retirement Services	1	$20,466
WECU	13	$20,367
Bridgecrest	1	$20,322
Credit Karma	5	$20,078
Northeast Bank (ME)	2	$20,035
First Entertainment Credit Uni...	3	$19,887
Tucson Federal Credit Union	4	$19,632
Logix	9	$18,438
Harborstone Credit Union	4	$18,373
Mechanics Bank	4	$18,316
TD Auto Finance	1	$18,287
Bank OZK	3	$18,151

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 10/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

Bank OZK	3	[illegible]
Northfield Savings Bank	5	$17,762
Nusenda Credit Union	8	$17,623
Synchrony Bank - Credit Cards	17	$17,597
Langley Federal Credit Union	12	$17,490
Educators Credit Union (WI)	3	$17,210
Smart Financial CU	6	$16,827
Coastal 1	3	$16,587
Univest	4	$16,468
Simmons Bank	6	$16,441
First Commonwealth Bank (PA)	1	$15,756
Century Heritage Federal Credi...	3	$15,295
InFirst Federal Credit Union	4	$14,990
Barclaycard US - Credit Card	3	$14,960
BankPlus	7	$14,855
Upstart	1	$14,578
Acorns	9	$14,151
American Airlines FCU	13	$13,988
Community Bank, N.A.	1	$13,949
WSFS Bank	2	$13,745
Service Credit Union	4	$13,301
360 Federal Credit Union	5	$13,106
Quest FCU	3	$13,097
Energy One FCU	3	$12,978
Equity Trust - myEquity	1	$12,791
M1 Finance	4	$12,672
Fortera Credit Union	6	$12,420
Fairwinds Credit Union	7	$12,056
Upgrade	7	$12,035
Chartway Credit Union	2	$11,773
United Bank of Michigan	3	$11,629
First Tech Federal Credit Unio...	4	$11,470
Spire Credit Union	2	$11,469
Liberty Federal Credit Union	10	$11,277
AllSouth FCU	4	$11,180
Oklahoma's Credit Union	4	$11,041
Apple Card (Updated Monthly)	3	$11,017
LBS Financial CU	8	$10,835
Think Mutual Bank	9	$10,602
Sharonview Federal Credit Unio...	2	$10,552
4Front Credit Union	3	$10,323
Liberty Bank	2	$10,308
Coosa Valley Credit Union	3	$10,133
Great Southern Bank	4	$9,890
AAA Credit Union	2	$9,539
Launch Federal Credit Union	7	$9,494
American Bank & Trust (IA)	3	$9,419
CareCredit	12	$9,151

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 11/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

Sam's Club	6	$9,113
TowneBank	2	$8,979
Western Bank - ND (Fargo)	1	$8,933
The American National Bank of ...	6	$8,800
Unity Bank WI	3	$8,669
Michigan State University FCU	2	$8,626
Marquette Savings Bank	2	$8,617
South State Bank	3	$8,545
Lowes	3	$8,268
Genisys Credit Union	8	$8,212
Addition Financial	6	$8,087
Pen Air Credit Union	10	$7,919
Credit One Bank	9	$7,881
Preferred Credit Union	2	$7,722
First Harrison Bank	6	$7,664
Keesler FCU	4	$7,432
Greater TEXAS Federal Credit U...	9	$7,230
Premier Bank	1	$7,221
Dime Bank	3	$7,207
River Valley Community Bank	2	$7,093
Merrill Lynch	5	$7,023
Mercury MasterCard	1	$7,000
First American Bank	1	$6,815
Foundation Finance	1	$6,661
T-Mobile Money	3	$6,571
Greenville Heritage FCU	7	$6,548
Mountain America Credit Union	4	$6,422
Arizona Financial Credit Union	2	$6,373
Best Buy Credit Card by Citiba...	3	$6,346
Credit Union 1 IL	2	$6,259
Security Service FCU	4	$6,086
Ascend Federal Credit Union	2	$6,083
Byline Bank	2	$5,989
Affirm	15	$5,913
Woodforest National Bank Onlin...	7	$5,898
Synchrony Consumer Center	5	$5,888
TD Bank - Credit Card	1	$5,864
Northeast Credit Union	2	$5,746
Maine Savings FCU	5	$5,738
Bank Independent	2	$5,707
Black Hills Federal Credit Uni...	2	$5,630
Wright-Patt Credit Union	4	$5,497
Walmart - Capital One	6	$5,392
Amazon Credit Card by Chase	5	$5,298
Denton Area Teachers CU	6	$5,275
Capital One Canada	3	$5,135
Achieva Credit Union	3	$5,106
Amazon Store Card	10	$5,077

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 12/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

Varo Bank	5	$5,000
Plan Destination (Newport Grou...	1	$4,889
Financial Partners CU	2	$4,743
First Community Credit Union	6	$4,741
Georgia United Credit Union	3	$4,730
Sabine State Bank	1	$4,623
Fifth Third - Credit Card Serv...	1	$4,399
All In Credit Union	2	$4,376
Peach State FCU	3	$4,344
TLC Community CU	3	$4,312
HealthCare Associates CU	3	$4,290
Peoples Bank (PA)	4	$4,224
Stanford Federal Credit Union	3	$4,155
Bank of St. Croix	1	$4,073
United Fidelity Bank	1	$3,973
Horizon Credit Union	3	$3,952
The Southern Credit Union	4	$3,943
Ally Auto	1	$3,854
First Merchants Bank (IN)	1	$3,789
Michigan Schools & Government ...	3	$3,771
Pinnacle Bank (WY)	2	$3,768
Knoxville TVA ECU	8	$3,719
FEDEX Employees Credit Associa...	2	$3,603
Commercial Bank & Trust Compan...	1	$3,600
Avant Credit	2	$3,597
South Trust Bank	4	$3,543
Georgia's Own Credit Union	6	$3,510
Aspiration	6	$3,456
RBC Bank (USA)	1	$3,417
1st Summit Bank	2	$3,327
JP Morgan	1	$3,226
St. Annes Credit Union	2	$3,216
Potlatch No 1 Financial Credit...	2	$3,159
Leaders Credit Union	3	$3,047
Digital Federal Credit Union	4	$3,040
Neighborhood Credit Union	3	$3,015
Northwest Christian Credit Uni...	2	$2,965
Palisades Federal Credit Union	4	$2,957
Santa Ana Federal Credit Union	4	$2,953
Bellco Credit Union	3	$2,851
Home Depot Credit Card by Citi...	4	$2,829
South Carolina State Credit Un...	3	$2,807
National Bank of Arizona	3	$2,794
First Citizens Federal Credit ...	2	$2,776
Synchrony Sweetwater	1	$2,696
Colorado Credit Union	5	$2,671
United Mileage Plus Visa by Ch...	1	$2,660

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 13/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

Grow Financial Federal Credit ...	6	$2,640
Numerica Credit Union	4	$2,628
Patriot FCU	7	$2,616
Country Club Bank	2	$2,589
Tri Counties Bank	2	$2,580
Tucson Old Pueblo CU	2	$2,526
Surge - Continental Finance	3	$2,500
Lake Shore Savings Bank	2	$2,499
East Texas Professional Credit...	2	$2,486
First Western Bank and Trust	2	$2,453
BJ's Capital One Credit Card	5	$2,409
Citizens National Bank of Meri...	2	$2,401
Kohl's Credit Card	3	$2,397
Old National Bank	3	$2,374
WaFd Bank	2	$2,315
Mid-Missouri Bank	7	$2,304
City Bank (TX, NM)	3	$2,267
Milestone	4	$2,234
PNC Bank Small Business	3	$2,233
American Airlines AAdvantage -...	1	$2,223
Southern Bank	3	$2,109
Red Rocks Credit Union	2	$2,088
MetLife	1	$2,056
Pacific Premier Bank	1	$2,044
Brenham National Bank	1	$2,011
Lake Trust Credit Union	1	$1,990
Truliant Federal Credit Union	4	$1,856
McClain Bank	1	$1,782
Painesville Credit Union	3	$1,774
New York Life- Life Insurance ...	4	$1,761
Doches Community Credit Union	5	$1,716
Mercury Bank	6	$1,686
Iowa State Bank	3	$1,650
Stillman Bank	2	$1,624
The Fountain Trust Company	2	$1,611
Redstone Federal Credit Union	5	$1,588
Venmo	16	$1,489
Olympia Federal Savings	1	$1,485
Shamrock Bank, N.A. (OK)	3	$1,404
True Sky CU	7	$1,395
Coastal Federal Credit Union	5	$1,341
University Federal Credit Unio...	2	$1,326
Peoples Bank of Deer Lodge	2	$1,306
Paypal Billmelater Credit	6	$1,296
Tropical Financial Credit Unio...	7	$1,291
Washington State Employees CU	2	$1,264
San Angelo FCU	4	$1,253
Tennessee State Bank	2	$1,245

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 14/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

FNBO - First Bank Card	3	$1,241
Waukesha State Bank	1	$1,225
The Pauls Valley National Bank	1	$1,141
Merrick Bank Credit Card	1	$1,051
Renasant Bank	2	$1,046
Wisely	3	$1,009
Associated School Employees Cr...	4	$959
Bank of Oklahoma	2	$958
Macy's Credit Card	4	$919
American Eagle Federal Credit ...	1	$917
Credit Union West	4	$873
Conway National Bank	1	$867
Otero Federal Credit Union	3	$841
Maps Credit Union	4	$803
Oconee State Banks	1	$773
Four Corners Community Bank	1	$765
HomeTown Bank (TX)	1	$756
Zions Bank - Business	4	$751
Vantage West Credit Union	2	$750
Elevations Credit Union	2	$722
Sleep Number/Synchrony	1	$703
Local Government Federal Credi...	2	$690
Kitsap Credit Union	2	$686
Farmers National Bank	4	$638
Dupont Community CU	2	$637
Fortiva CC	1	$607
Bangor Savings Bank	4	$606
Cross Valley FCU	2	$603
Heartland Bank & Trust Co. (IL...	4	$600
Alta Vista Credit Union	5	$593
GreenState Credit Union	3	$558
First State Bank of Blakely	2	$540
Red Canoe Credit Union	3	$499
SouthStar Bank	2	$490
Athol Savings Bank	1	$481
F&M Bank (IL)	2	$471
First Premier Bankcard	2	$423
Comerica Bank	2	$414
Oklahoma Central Credit Union	2	$403
Safeway Federal Credit Union	2	$403
Continental Finance Company	1	$372
Pacific NW Federal Credit Unio...	2	$370
Texas First Bank - Texas City	1	$366
Washington Trust	1	$356
Atlantic Union Bank	1	$320
Banana Republic Credit Card (B...	1	$320
UFB Direct	2	$311
[illegible]	[illegible]	[illegible]

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 15/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

Farmers and Merchants State Ba...	1	$308
German American Bancorp	1	$303
Green Country Federal Credit U...	2	$298
Military Star Credit Card	1	$287
Citizens First Bank	1	$287
Arkansas Fed Credit Union	2	$277
Mayo Employees Credit Union	1	$260
Axos Bank	5	$252
Banner Bank	2	$230
Copper State CU	2	$214
Baxter Credit Union	3	$200
22nd State Bank - Consumer/Sma...	2	$196
Conoco Credit Card	1	$192
Mac Federal Credit Union	2	$189
Mountain West Bank	2	$188
Unify Federal Credit Union	2	$183
University Credit Union (ME)	2	$181
Ally Credit Card	1	$174
Cedar Point Federal Credit Uni...	2	$172
First Energy Power Companies	1	$172
Netspend - All Access	2	$167
Lively	1	$163
GEMC Federal Credit Union	2	$154
Citi Bank Prepaid Card	1	$153
Orange County's Credit Union	2	$141
T-Mobile	1	$140
First Bank (CO)	2	$126
First Command Bank	1	$126
Comcast Cable - Xfinity	1	$97
Northern Credit Union?	2	$93
First National Banking Company...	2	$90
First United Bank (OK, TX)	2	$87
Hancock Whitney Bank	1	$87
Alabama Credit Union	4	$69
Kearny Bank	1	$64
FirstBank (TN) Personal	2	$54
Credit Union of NJ, A Federal ...	2	$52
Wilson Bank & Trust	2	$51
Allegacy Federal Credit Union	2	$48
Shell Credit Card	2	$48
F&M Bank (TN)	1	$44
Centennial Bank (AR, AL, FL)	1	$42
Bank of Utah	1	$38
APCU/Center Parc	3	$26
One Bank of Tennessee	1	$25
Zynlo Bank	1	$25
One Finance Inc.	2	$24
Chime	197	$20

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 16/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

Kikoff	1	$20
Bank of Albuquerque	2	$18
ACE Flare	3	$18
Havana National Bank	1	$15
Valley Strong Credit Union	2	$10
Western Union NetSpend Prepaid...	4	$9
EECU	2	$9
Coinbase	1	$9
Capital City Bank	3	$9
Granite State Credit Union	3	$7
Ameritas Life, Annuities & Dis...	1	$6
First Commerce Credit Union	2	$6
SoFi	7	$6
Berkshire Bank	1	$5
US Direct Express	2	$5
Velocity CU	1	$5
Mountain Credit Union (NC)	1	$5
Members Credit Union (NC)	2	$4
Broadview Federal Credit Union	2	$4
Lebanon Citizens National Bank	2	$3
NorthEast Community Bank	2	$2
Tinker Federal Credit Union	2	$2
Green Dot	2	$1
Cumberland Federal Bank	1	$1
Cash App	5	$1
Ephrata National Bank	2	$1
Found	1	$1
Bank of the West	1	$0
Sears Credit Card	2	$0
Control Prepaid MasterCard	2	$0
Lowe's Credit Card	1	$0
LOFT - Mastercard	1	$0
MyWalgreens	1	$0
OptimumBank	1	$0
Gap Card (Barclays)	1	$0
Evergy	1	$0
Comenity Sportsmans Visa	1	$0
Liberty Mutual Insurance Compa...	2	$0
Quontic Bank Holdings Corp	1	$0
We Energies	1	$0
Royal Banks of Missouri	1	$0
BayCoast Bank	2	$0
Big Lots	1	$0
Foursight Capital	1	$0
Costco Credit Card	1	$0
Mission Lane	1	$0
EZCARDINFO.COM	1	$0
Credit First National Associat	1	$0

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 17/18

10/31/24, 2:19 PM Reporting | CPFM Accounts

Credit First National Associat...	1	$0
ComputerShare Investor Center	2	$0
Edward Jones - Credit Card	1	$0
Traveler's Insurance	1	$0
Seacoast National Bank	3	$-6
Paypal Prepaid	2	$-10
Go2Bank	3	$-14
ExxonMobil Credit Card	1	$-18
Walmart MoneyCard	2	$-24
Credit Union of New Jersey	1	$-25
Barksdale Federal Credit Union	5	$-38
GTE Financial	4	$-68
Noble Credit Union	2	$-83
First Family Federak Credit Un...	2	$-107
UniWyo FCU	2	$-242
JC Penney Mastercard	6	$-265
US Eagle Federal Credit Union	11	$-645

This data is based on visible external accounts with a current balance identified by CPFM within the last 180 days.

https://q2console.q2ebanking.com/reporting/oldglorybankonlinebanking/feature/cpfm-accounts 18/18